Exhibit 99.1

Cenovus announces closing of $3.0 billion bought-deal

common share financing

Calgary, Alberta (April 6, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) has closed its previously announced bought-deal common share financing. A total of 187.5 million common shares (“Common Shares”) were sold at a price of $16.00 per share (the “Offering”) for gross proceeds of $3.0 billion. The Offering was made through a syndicate of underwriters led by RBC Capital Markets and J.P. Morgan.

Cenovus intends to use the net proceeds from the Offering to finance a portion of the cash consideration payable for the purchase of assets in Western Canada from ConocoPhillips, the details of which were announced on March 29, 2017 in a news release issued by Cenovus (the “Acquisition”). In the event that the Acquisition is not completed, Cenovus may use the net proceeds of this Offering to, among other things, reduce its outstanding indebtedness, finance future growth opportunities including acquisitions and investments, finance its capital expenditures, repurchase outstanding Common Shares or for other general corporate purposes.

Forward-Looking Information

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “intend”, “may” or similar expressions and includes suggestions of future outcomes, including statements about the use of proceeds from the Offering. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry and the capital markets generally. The factors or assumptions on which the forward-looking information is based include: all required financing being available, and on terms acceptable to us; completion of the Acquisition on the terms and timing expected; and Cenovus’s operations, financial position and other factors in the event the Acquisition is not completed. The risk factors and uncertainties that could cause the company’s actual results to differ materially include: our ability to complete the Acquisition, including on the terms and timing expected; our ability to access various sources of financing, generally, and on terms acceptable to us; volatility of and other assumptions regarding oil and natural gas prices; and risks inherent in operation of the company’s business, including health, safety and environmental risks; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

1

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s Annual Information Form (AIF), Form 40-F for the year ended December 31, 2016, or the prospectus supplement to Cenovus’s short form base shelf prospectus, dated February 24, 2016. These documents are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Graham Ingram Manager, Investor Relations 403-766-2849	Media Sonja Franklin Senior Advisor, News Media 403-766-7264 General media line 403-766-7751

2